July 11, 2023

Via EDGAR

Mr. Joseph Klinko

Staff Accountant, Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re: Equinor ASA

Form 20-F for Fiscal Year Ended December 31, 2022

Filed March 23, 2023

Response dated June 21, 2023

File No. 001-15200

Dear Mr. Klinko,

Thank you for your letter dated June 30, 2023, setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the year ended December 31, 2022 of Equinor ASA (the “Company”) (File Number 001-15200), following review of the Company’s response letter dated June 21, 2023 (the “Response”).

To facilitate the Staff’s review of our response, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided our response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2022

Notes to the Consolidated Financial Statements, page 67

We note your response to prior comment one explaining that you believe the methods used to compute basic and diluted earnings per share were sufficiently disclosed because the amounts utilized are available in the Statement of Income, although you agree to include in future filings “...references to notes to the financial statements where applicable information relating to basic and diluted earnings per share” can be found.

We are unable to ascertain from your response whether you have agreed to disclose the calculations of basic and diluted earnings per share as required by paragraphs (a) and (b) of IAS 33.70. We believe that you should disclose within the notes to the financial statements the details that are prescribed by this standard.

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Equinor ASA	Office address	Telephone	www.equinor.com
Registered number	Forusbeen 50	+47 51990000
923609016	4035 Stavanger, Norway		Classification: confidential

Please confirm that you will provide disclosure consistent with the table included within your response regarding the calculations of basic and diluted earnings per share.

The Company confirms that, going forward, when it presents basic and diluted earnings per share in its annual financial statements filed with the Commission, it will also provide within the notes to such financial statements disclosure consistent with the table included within the Response regarding the calculations of those amounts.

***

If you have any questions relating to this letter, please call John Horsfield-Bradbury at +44 20 7959 8491. He may also be reached by e-mail at horsfieldbradburyj@sullcrom.com.

Very truly yours,

/s/ May-Kirsti Enger
May-Kirsti Enger
Senior Vice President, Group Accounting and Financial Compliance

cc:	Anders Opedal

(Equinor ASA)

Torgrim Reitan

(Equinor ASA)

John Horsfield-Bradbury

(Sullivan & Cromwell LLP)

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Equinor ASA Registered number 923609016	Office address Forusbeen 50 4035 Stavanger, Norway	Telephone +47 51990000	www.equinor.com :